Invictus' Acreage Pharms Awarded Sales License

VANCOUVER, May 18, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that Acreage Pharms Ltd. ("Acreage Pharms") has received its sales license from Health Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (ACMPR) effective May 18, 2018.

Aerial Image of Acreage Pharms Phase 1 and Phase 2

Dan Kriznic, Invictus Chairman and CEO commented, "We are thrilled to have obtained our sales license from Health Canada. This is the crowning milestone in our licensing journey for Invictus, as we march towards fulfilling capacity goals during this historic and important year for Canada's cannabis industry. We started this company in 2014 with the intention of becoming Canada's Cannabis Company. With the granting of Acreage Pharms' sales license and the completion of the Phase 2 structure at Acreage Pharms, two key milestones in the drive towards that intent now have been achieved. This dramatically advances our timeline for increasing our annual run-rate production capacity at our current 39,600 square foot facilities and construction plan for the 80,000 square foot Phase 3 to be completed by September 2018 in time for the adult-use market."

The awarding of the license coincides with the launch of Invictus' extensive retail development plan, an ongoing effort that hinges on the ownership and opening of at least 20 dispensaries in British Columbia, Alberta and Saskatchewan; supply agreements with governmental bodies and licensed producers; and securing large-scale product calls and supply agreements, as well as smaller "craft" agreements.

With an emphasis on a refined consumer experience — Invictus stores will offer shopping experiences evocative of Canada's natural beauty, with natural woods, open floor plans, tasteful lighting, and iPad-wielding sales associates deeply trained in cannabis —Invictus dispensaries will stand apart. Acreage Pharms', which cultivates and manufactures high-quality cannabis products, is an essential part of the retail strategy.

Acreage Pharms anchors 150 acres of convertible land in Alberta, and is poised to support the cannabis industry and its community with a safe product that is well-researched, lab-tested and distributed through regulated channels. Increasing Invictus' canopy footprint has been a sharp focus of the company, as beginning in the middle of 2018 Canada's demand rises for high-quality, pesticide-free product for both the current medical cannabis market and the adult market once legalized.

"This is the crowning jewel that we all have been working towards since 2013, and wonderful news," said Acreage Pharms founder and CEO Tervor Dixon. "Our team has worked tirelessly, and with immense savvy and commitment to detail, to make this happen. Without all of their hard work, day after day, this crowning achievement would remain merely a dream, rather than a reality. Our seed-to-sale model is now complete in the medical arena, and our client service team is ready to serve customers in the recreational retail sector, including dispensaries owned by Acreage Pharms' corporate parent, Invictus. With so many medical patients signing-up for care every month, more and more now turn to Acreage Pharms client service team for assistance in securing our high-quality cannabis. We all look forward to serving many more consumers in months and years to come."

Added Kriznic: "Regulators and lawmakers, community advocates and the business community across Canada have been working hard to build the sturdiest, safest and most sensible legal cannabis industry in the world. Invictus is honored to take part in these historic efforts."

About Invictus

Invictus owns and operates two cannabis production sites under the ACMPR in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. The Company's wholly owned subsidiary Acreage Pharms is located in West-Central Alberta. Invictus also owns 50% of AB Laboratories Inc. ("AB Labs") located in Hamilton, Ontario. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures").

Recently the Company announced that it has entered into a binding letter of intent for an option to acquire 100% of the outstanding shares of an applicant (the "OptionCo") the ACMPR.

Combined, the licensed producers owned by Invictus expect to have approximately 327,000 square feet of cannabis production capacity by the end of 2018 and 817,000 square feet of cannabis production capacity by the end of 2019.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus owns 100% of Poda and its related intellectual property, the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor and residue.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Invictus' Canadian Production Footprint:

			Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		80,000	80,000
Acreage Pharms	4	Alberta			240,000
Total Acreage Pharms			40,000	120,000	360,000
AB Laboratories	1	Ontario	16,000	16,000	16,000
AB Laboratories	2	Ontario		40,000	40,000
Total AB Laboratories			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario		80,000	80,000
Total AB Ventures			-	101,000	101,000
Option Co	1	British Columbia		50,000	50,000
Option Co	2	British Columbia			250,000
Total Option Co			-	50,000	300,000
Total Combined			56,000	327,000	817,000

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential acquisition of OptionCo, the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, the completion of OptionCo, AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of OptionCo, AB Labs reaching full production capacity, the granting of OptionCo's first and second license, AB Labs secondary license, the granting of a sales license under the ACMPR to OptionCo and Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that the Company will be successful in exercising its option to acquire OptionCo including obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity on the timeline expected by the Company, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CNW 17:25e 18-MAY-18